UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

ZHONGCHAO INC.

(Translation of Registrant’s name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On July 10, 2020, Zhongchao Inc. (the “Zhongchao”) issued a press release announcing that it co-organized a virtual panel session with the Chinese Association of Health Education and Promotion for the China-Russia-Near East Academic Dialogue on Gastroenterology (the “Event”).

The Event took place on June 30, 2020 and was moderated by Dr. Shutian Zhang, a renowned gastroenterologist, professor and acting dean of Beijing Friendship Hospital of Capital Medical University, with panelists composed of leading gastroenterologists from Russia, Lebanon, Jordan and China, including Dr. Peng Li of Beijing Friendship Hospital, Dr. Kaichun Wu of Xijing Hospital, Dr. lgor G. Bakulin ofMechinikov Northwestern State Medical University, Dr. Sergey V. Kashin of Yaroslavl National Medical University, Dr. Ala Sharara of American University of Beirut, and Dr. Ihab NumanShehadeh of the King Hussein Cancer Center of Jordan. The Event echoed the “Silk Road of Health Cooperation” initiative advocated by the Chinese government and attracted over 36,000 global participants.

The Event marks the second cross-border virtual panel session co-organized by Zhongchao, following the first panel session on neonatology on April 24, 2020 with over 23,000 global participants.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated July 10, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: July 10, 2020

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